:----------:                                       :---------------------------:
:  FORM 3  :                                       :     OMB APPROVAL          :
:----------:                                       :---------------------------:
                                                   :OMB NUMBER        3235-0104:
                                                   :EXPIRES: September 30, 1998:
                                                   :ESTIMATED AVERAGE BURDEN   :
                                                   :HOURS PER RESPONSE.... 0.5 :
                                                   :---------------------------:

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

    Cablevision System Corporation
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   (Last)                     (First)                       (Middle)


    One Media Crossways
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                                    (Street)

   Woodbury,                    New York                   11797
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   (City)                     (State)                       (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

   08/12/1998
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Clearview Cinema Group, Inc. (the "Issuer") - CLV
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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   _____ Director                       __X_ 10% Owner
   _____ Officer (give title below)     ____ Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)

   N/A
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7. Individual or Joint/Group Filing (Check Applicable Line)

   _X_  Form filed by One Reporting Person
   ___  Form filed by More than One Reporting Person
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================================================================================

TABLE I-NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1.Title of Security           2.Amount of Securities          3. Ownership Form:       4.  Nature of Indirect Beneficial Ownership
  (Instr. 4)                    Benefically Owneed               Direct (D) or             (Instr. 5)
                                (Instr. 4)                       Indirect (I)
                                                                 (Instr. 5)
-------------------           ------------------------        ---------------------   --------------------------------------------

Common Stock, par value            0 (See Explanation of            N/A                       N/A
$.01 per share                        Responses below)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.   Title of Derivative Security (Instr. 4)

     N/A
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2.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------
     N/A
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3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------
     N/A
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4.   Conversion or Exercise Price of Derivative Security

     N/A
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================================================================================
5.   Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 5)

     N/A
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================================================================================
6.  Nature of Indirect Beneficial Ownership (Instr. 4)

     N/A
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================================================================================
Explanation of Responses:

    Pursuant to a Stockholders Agreement, dated August 12, 1998, between Cablevision Systems Corporation ("Cablevision") and certain stockholders of the Issuer, stockholders of the Issuer beneficially owning in the aggregate a majority of the votes that could be cast at a meeting of the Issuer's stockholders by the holders of the outstanding voting securities of the Issuer at a meeting of the Issuer's stockholders have agreed to vote in favor of the adoption of the Merger Agreement, dated August 12, 1998, among Cablevision, CCG Holdings Inc., a wholly owned subsidiary of Cablevision ("Merger Sub") and the Issuer. Upon the terms and subject to the conditions of the Merger Agreement, the Issuer will merge with Merger Sub and the surviving corporation in the Merger will become a wholly owned subsidiary of Cablevision.

                       Cablevision Systems Corporation


                             /s/ Robert S. Lemle                    8/21/98
                      ---------------------------------------    ---------------
                       **Signature of Reporting Person                Date
                         Name:  Robert S. Lemle
                         Title: Executive Vice President
                                General Counsel and Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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